Mail Stop 3561

November 28, 2006

Ms. Pamela K. Knous
Chief Financial Officer
Supervalu Inc.
11840 Valley View Road
Eden Prairie, MN

> **Re:** **Supervalu Inc.**
> **Form 10-K for the fiscal year ended February 25, 2006**
> **Filed May 10, 2006**
> **Form 10-Q for the quarterly period ended June 17, 2006**
> **Filed July 27, 2006**
> **File No. 001-05418**

Dear Ms. Knous:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief